SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2020 Results
Presentation

Eletrobras



Disclaimer

Eletrobras

This statement may **contain estimates and forecasts which are not statements of facts happened in the past**, but they **reflect beliefs and expectations of our management** and may stand as estimates and forecasts on **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

Words "believes", "might", "may", "estimates", "continues", "foresees", "intends", "hopes" and similar ones are targeted at spotting **estimates that necessarily imply risks and uncertainties, regardless of current awareness on them**.

Known risks and uncertainties include, without limitation: **economic, regulatory, political and commercial conditions** at large in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions**, our level of **indebtedness**, the possibility of **receiving payments connected to our receivables, changes in our rainfall and water levels** in the reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** existing and future, as well as other risks described in our annual report and other documents registered before the CVM and SEC.

Estimates and forecasts refer only to the date on which they were expressed and we undertake **no obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of operations and efforts of Companies may be different from the current expectations, **and investors should not rely solely on the information contained hereunder.**

This material contains **calculations that may not reflect accurate results due to the rounding of numbers.**

As a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on 12/01/20, Eletrobras made adjustments to its transmission assets - RBSE, until then classified as financial assets for contract assets under the terms of CPC 47- Costumer Contract Revenue. As a consequence, in order to maintain the same comparative basis, the Company restated the balances of these assets. The accumulated reflexes of this restatement are found in the balance sheet, in the statement of income, statement of cash flow, statement of comprehensive income and statement of added value, are presented below as provided for in CPC 23/IAS 8 - Accounting Policies, Changes in Estimates and Error Correction, as per Explanatory Note 4.4 to the Consolidated Financial Statements for 2020. For disclosing the 4Q20 quarterly results purposes, values that have been restated with the effects of said letter are already being considered. Throughout the 2021 quarterly disclosures, comparisons with the 2020 quarters will be properly restated.

Corporate and Operating Highlights

Highlights

Eletrobras

Transmission RTP (Periodic Tariff Review)

+ R$ 3,036 million / year

From 07/01/2020 on

Recurrent Ebitda

R$ 13,978 million

2020, 2% ⬇ than 2019

R$ 4,575 million

4Q20, 46% ⬆ than 4T19

Recurrent Net Profit

R$ 9,491 million

2020, 12% ⬇ than 2019

R$ 4,398 million

4Q20, 13% ⬆ than 2019

Leverage Net Debt / Adjusted Ebitda

1.5x LTM

Dividends withheld

R$ 2,292 million

Paid in Feb/21

– 562

employees compared to 2019, with

– R$ 394 million

Of Personnel recurrent costs

Sale of 23 SPEs in 4Q20

+ R$ 624 million cash

- Santa Vitória do Palmar (18 SPEs): **R$ 449 million**
- Campos Neutrais (4 SPEs): **R$ 138 million**
- Mangue Seco: **R$ 26 million**

Official Letter CVM/SNC/SEP 04/2020

Issued on 12/1/2020

Adjustments to transmission assets - RBSE:

of financial assets for contract assets **(closer to regulatory revenue)**

Provisional Measure 1,031/2021: Eletrobras Capitalization

Innovations on PL 5,877/2019 (bill about capitalization):

- HPP Tucuruí new contract
- Funding resources for funds from the Legal Amazon and Watersheds of Furnas
- Government Golden Share
- Redistribution of the economic benefit between the CDE and the Federal Government (50% each)
- Possibility for BNDES to begin capitalization studies

80th position

14 positions up since 2019

1st place among the energy companies

Sectoral and **Economic** Context

Eletrobras

With the impact of the Covid-19 crisis on economic activities, Brazil's **GDP** in 2020 **decreased by 4.1%**

Daily Energy Load in Brazil 2020 x 2019



Quarantine
Flexibilization
Recovery
10/5/20
-26.8%
MWmédio
1/1
29/1
26/2
26/3
23/4
21/5
18/6
16/7
13/8
10/9
8/10
5/11
3/12
31/1
Daily Energy Load 2020
Daily Energy Load 2019

-2% per year

Monthly Electricity Consumption 2020 x 2019 (MW avg)



67.846
65.356
63.916
63.151
63.597
55.880
55.272
-1.6%
per year
59.649
59.647
59.252
65.113
66.728
65.054
66.192
63.130
2019
2020
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

PLD (Settlement Price of Differences) (R$/MWh)



444
503
267
243
SE
SUL
NE
NORTE

Generation performance in 2020

Eletrobras

Installed Capacity

50,648 MW

Around

29% of Brazil

Physical Guarantee (MWavg)



27,557
27%
73%
Quota
Non-Quota

Generated Energy (GWh)



195,183
26%
74%
Quota
Non-Quota

Around

33% of Brazil

+ 5.5% regarding accumulated in 4Q19

It considers corporate ventures, SPEs and 50% of Itaipu

Energetic Balance 2019-2020 (%)



34.2
15.4
8.8
41.6
39.0
11.6
8.6
40.8
ACL
ACR
Nuclear
Quota
2019
2020

Base: December. It considers hedge to cover GSF

Generation Income (R$ billion)



23.4
- 1.1 billion
22.3
1,4
7.3
7.6
3.5
3.5
- 0.2%
+ 0.3%
- 1.4%
- 0.1%
+ 0.4%
1,2
7.6
6.2
3.5
4.0
R$ 173.35 / MWh
R$ 247.87 / MWh
R$ 146.33 / MWh
R$ 197.24 / MWh
Others
CCEE
ACL
ACR
Nuclear
Quota
2019
2020

The average ACR price does not consider Amazonas GT, due to its particularities (PIEs and availability contract)

Sectoral context and **performance**

Eletrobras

		Volume (MWavg)			Average price (R$/MWh)		Revenue (R$ million)		
		4Q19	4Q20	Var.	4Q19	4Q20	4Q19	4Q20	Var.
ACR Regulated market	Regulated contract	2,908	2,282	-21.5%	269.38	130.44	1,931	1,514	-22%
	Hydro quotas	7,451	7,451	0.0%	57.13	64.80	940	1,071	14%
	Nuclear quotas	1,573	1,573	0.0%	262.08	276.21	910	881	-3%
ACL Free market	Bilateral contract	5,017	6,182	23.2%	177.99	143.14	2,045	2,026	-1%
	CCEE (Electricity Trading Chamber)		N/A	N/A	N/A	N/A	337	453	35%
Others*			N/A	N/A	N/A	N/A	-53	137	361%
Total							6,110	6,082	0%

*Imports, Construction Revenue and Elimination (accounting adjustments - internal sales)

		4Q19	4Q20
Market	GSF (%)	68.84	68.34
	PLD SE (R$/MWh)	272.82	352.94
	PLD S (R$/MWh)	272.82	352.94
	PLD NE (R$/MWh)	272.82	229.88
	PLD N (R$/MWh)	272.82	352.94

Regulated contract	– R$ 417 million
Termination of contracts 2014-2019 and 2018-2019 (average price of R$ 323.82/MWh):	
Eletronorte: -358 MWavg and price reduction to R$ 175/MWh	– R$ 206 million
Furnas: -315 MWavg at R$ 359.66/MWh	– R$ 250 million

The ACR average price does not consider Amazonas-GT due to its particularities (PIEs and availability contract); if considered, it would be R$ 294/MWh in 4Q20, but it considers TPP Candiota III, which received reimbursements in 4Q20; if disregarded, the average price would be R$ 199/MWh

Hydro quotas	+ R$ 132 million
Eletronorte, Furnas, Chesf: RAG readjustment, CFURH and PIS / COFINS variations	

Nuclear quotas	– R$ 29 million
NPPs Angra I e II Stoppage	– R$ 51 million

Bilateral contract	– R$ 19 million
Higher sales volume of Eletronorte: + 814 MWavg with a lower price of R$ 196/MWh to R$ 119/MWh	– R$ 114 million
Reduction in revenue from sales by consolidated SPEs	– R$ 39 million
Higher sales in Supply, new Supply contracts and readjustment in the prices of Itumbiara contracts	+ R$ 128 million

It includes the developments affected by Law 13,182 of 2015

CCEE	+ R$ 117 million
Variations in settlements and increase in PLD (Settlement Price of Differences)	

Generation plants under construction

Beginning of comercial operation

154.05 MW + **12.50 MW** + **1,405 MW** = **1,571.5 MW**

154.05 MW
Up to Dec/2021
150 MW **Santa Cruz**
3 MW **Casa Nova IA**

12.50 MW
Up to Apr/2022
Curuá-Una

1,405 MW
In Nov/2026
Angra 3

1,571.5 MW
Estimated entry into operaction considering participation of eletrobras until the end of 2026

Angra 3

100%
Eletrobras participation

65.3%
Physical progress in Dec/2020

R$ 8.5 billion
Direct investment made

R$ 18.5 billion
Direct investment to be realized

Conversion of MP 998/2020 into Law No. 14,120/2021

Legal security for the project

50 + 20 years grant

40 years of supply contract

Assumptions for the price:

- Economic and financial viability
- Financing under market conditions
- Reasonability
- Tariff moderateness
- Readjustment for inflation and cost of nuclear fuel

Angra 3's work has **a specific Compliance structure**; hiring of specialized consultancy to support the integrity area is being concluded.

Feb/21 Public notice for contracting civil works and part of the electromechanical assembly **(Critical Path Acceleration Plan)**



Law 14,052/2020

Eletrobras

Established new conditions for the renegotiation of the hydrological risk of electricity generation

Timeline

03/01/2021	03/31/2021	60 days	05/30/2021	
Presentation of the calculations by the CCEE and Effectiveness of the Marketing Rules	Publication of calculations by Aneel	Withdrawal and waiver of lawsuits	Request for extension of the granting period	Publication of the extension of the grant term

CCEE Calculations

R$ 4.0 billion
Corporate (direct operations Eletrobras companies)

R$ 3.2 billion
Eletrobras estimate*, due to the 7-year limit on the extension of grants

R$ 844 million
SPEs, of which **R$ 355 million** proportional to Eletrobras participation

Chesf*

R$ 1,521 million – **R$ 803 million** = **R$ 718 million**

- **R$ 1,521 million**: Amount unpaid per injunction
- **R$ 803 million**: Credits withheld at CCEE
- **R$ 718 million**: Net amount to be paid if the injunction that limits the GSF to 95% does not succeed

*Amounts de Jan/21

*For UHEEs Itumbiara and Sobradinho the calculation indicates extension above the limit. Estimate calculated by the consultancy contracted by Eletrobras. The amount will only be accounted for after approval.

Transmission Operating Results

43.5% of Brazil

76,129 km total of **Eletrobras' transmission lines** being **70,092** km ≥ 230 kV

Performance improvement seen since 2016

Operational Availability of Transmission Lines



99.85%
99.89%
99.90%
99.95%
99.94%*
4Q16
4Q17
4Q18
4Q19
4Q20

Eletrobras Companies

– 13.6% distrubances for electric power charges cut, and
For four years withour resulting in major disconnections (> 1000MW)

Variable portion



2.88%
2.72%
2.43%
2.57%
1.84%
4Q16
4Q17
4Q18
4Q19
4Q20

– R$ 36.8 million compared to 4Q19,
indicating a tendency to reduce discounts of Eletrobras companies

* 4Q20 result impacted by non-emergency reprogram maintenance that was not carried out during the period of sanitary restrictions due to Covid-19.
Note: Results for the period from 2016 to 2019 adjusted for the new methodology for calculating the PV of Eletrobras companies adopted in 2020.

Reinforcements and improvements in
Transmission under construction

Eletrobras

Large Enterprises

Projects related to **transmission lines**


56
80
24

Projects related to **substations**

Total budgeted investment

R$ 2.12 billion

Historical Value

Revenue (RAP – Annual Allowed Revenue)

R$ 191 million

Total RAP of enterprises



Highlights **EESG**

Eletrobras

The Sustainability Yearbook 2021

Sustainability Award
Bronze Class 2021

S&P Global

ISEB3

Inclusion in 2021 portfolio

ICO2 B3

Carbon Efficient Index/ B3
Inclusion in 2021 portfolio

CDP

Carbon Disclosure Project

A- Climate changes
Water Security

Jornada EESG 2020

Released on **Eletrobras website**

Remuneration of leadership

For the fifth consecutive year, **ESG goals** are associated with the variable remuneration of managers

2020 Organizational Climate Survey

74.18% ➔ 77.96%

Increase of **Index of Favorability** since the last edition

Climate Change

Net zero emission at Holding

Greenhouse gas emissions compensation target

Center for the Fourth Industrial Revolution (C4IR Brasil)

Eletrobras founding member of the innovation center focused on:
Artificial Intelligence, Machine Learning, Internet of Things and Data Policy.

Bloomberg
Gender-Equality Index
2021

Covid-19 Manaus

Eletrobras

In February 2021, Amazonas GT and Eletronorte jointly donated 117 oxygen cylinders to hospitals in Manaus and Presidente Figueiredo, in Amazonas, to assist the institution's patients.




Eletrobras
Amazonas GT

The amount of oxygen donated is equivalent to the estimated consumption for about 30 days in both locations.

Source: Prefeitura de Presidente Figueiredo

2020 Financial
Performance

4Q20 Income Statement (R$ million)

Eletrobras

	IFRS			Recurrent		
	4Q19	4Q20	Var. %	4Q19	4Q20	Var. %
Gross Revenue	**9,288**	**10,642**	**15%**	**9,344**	**10,789**	**15%**
(-) Deductions from Revenue	-1,582	-1,628	3%	-1,582	-1,632	3%
ROL	**7,706**	**9,013**	**17%**	**7,762**	**9,157**	**18%**
(-) PMSO	-3,453	-3,333	-3%	-2,596	-2,596	0%
(-) Operating costs and expenses	-2,221	-2,431	9%	-2,197	-2,422	10%
(-) Operating Provision	1,115	-4,247	481%	-150	-272	82%
(+) Shareholdings	305	708	132%	305	708	132%
(+) Other income and expenses	-213	-9	-96%	0	0	-
(+) RTP (Periodic Tariff Review) effect	0	0-		0	0	-
Ebitda	**3,239**	**-299**	**-109%**	**3,124**	**4,575**	**46%**
Depreciation and amortization	-496	-463	-6%	-496	-463	-6%
Financial Result	**-30**	**425**	**1,520%**	**-46**	**408**	**991%**
Income Tax and Social Contribution	1,312	1,606	22%	1,312	-121	-109%
Result, discontinued operations	-1.752	0	-100%			-
Net Profit (loss)	**2,273**	**1,269**	**-44%**	**3,895**	**4,398**	**13%**

Recurring Gross Revenue 4Q20 — **+ 1,445**

Generation + 1.3%	**+ 80**	**Transmission + 52%**	**+ 1,427**
Quota Plants readjustment	+ 132	Contractual Revenue - Transmission	+ 1,086
Higher ACL (Free Mkt) Contracting	+ 122	O&M	+ 327
Short-term (import)	+ 86	**Non-recurr**	+ 148
PIEs Amazonas GT	+ 50	Inflexibility Angra I e II	+ 112
TPPs Coari e Mauá 3	+ 51	Inflexibility Candiota III	+ 51
ACR (Regulated Market): end of contracts	- 456	Generation Construction	- 15

Recurrent PMSO 4Q20 — **- 0,3**

Personnel - 7%	- 122
Supplies and Services - 10%	- 65
Others: actuarial losses +72%	+ 187
Non-recurring	
PDC, Light Judicial Agreement	- 737

Recurring Operating Costs 4Q20 — **+ 225**

Energy purchased for resale +24%: *holding* (R$ 108 million), with special highight to energy import	+ 161
Charges upon use of electricity network + 20%: Readjustment Tust	+ 107
Fuel - 10% Candiota 3 stoppage and lower generated energy Santa Cruz	- 67
Construction +7%: investment	+ 24

Recurring Financial Result 4Q20 — **+ 453**

Exchange variation	+ 505	**Non-recurring**
Derivative effects	+ 265	Monetary adjustment of compulsory loans, revenue from privatized distribution companies, bonus rollover prize + FID commission
Monetary Adjustments	- 144	
Financial investments	- 134	

IR: Non-Recurring - activation of CGT Eletrosul's tax credit in 4Q20 — **+ 1,727**

Gross Revenue 4Q20 (R$ million)


+ 14.6%
+ 1,353
+ 15.5%
+ 1,445
9,288
+ 56
9,344
- 52
1%
+ 132
14%
+ 327
29%
+ 14
5%
+ 1,086
83%
- 61
19%
10,789
- 148
10,642
Gross Revenue IFRS 4Q19
G Construction
Recurring Gross Revenue 4Q19
G Exploration
G O&M
T O&M
T Construction
T Contract Revenue
Other Revenue
Recurring Gross Revenue 4Q20
RBNI, Angra stoppage and G construction
Gross Revenue IFRS 4Q20

Recurring Generation	+ 80
Quotas readjustment	+ 132
+ 1.165 MWavg ACL (Free Market)	+ 122
CCEE higher PLD	+86
TPPs Mauá 3 and Coari	+ 51
PIEs (Independent Producers) Amazonas GT	+ 50
End of contracts ACR (Regulated Mkt): - 673 MWavg Furnas and Eletronorte	- 456

Transmission	+ 1,427

- O&M Revenue: tariff review from Jul/20 on
- Contractual Ver.: effect IFRS9 of Tariff Review in 2020, with the inclusion of KE (recorded in 2Q20), revision of the asset base and the WACC, offset by the amortization of the asset
- Construction: higher level of investments compared to 4Q19

Others	- 61
Furnas: actuarial gains of R$172 million in 4Q19, and R$ 67 in 4Q20	- 103
Leasing TPP Camaçari	+ 50

RBNI, Angra stoppage and G conctruction	- 148
Stoppage of Angra 1 and 2	- 51
Inflexibility Candiota III	- 112
Generation Construction	+ 15

PMSO 4Q20 (R$ million)



Eletrobras
- 3%
- 120
- 0%
- 0,3
3,453
- 857
2,596
- 122
- 6
- 59
+ 187
2,596
+ 737
3,333
7%
7%
10%
72%
PMSO IFRS 4Q19
Non-recurring items
PMSO Recurring 4Q19
Personnel
Supplies
Services
Others
PMSO Recorrente 4T20
Non-recurring items
PMSO IFRS 4T20

Personnel	- 122
PDC (Dismissal Plan): goal of 181 not achieved due to:	
Greater PLR (Profit Sharing) provisioning	+ 95
Health plan (Eletronorte)	+ 55
Postponement of 454 employees' dismissal to Mar/21, with expected savings of 252 / year	

Non-recurring items 2019	- 857
PDC (Consensual Dismissal Plan)	- 524
Outsourced workforce	- 321
Others	- 12

Material	- 6
OBZ and Covid-19 pandemic measures	

Services	- 59
Furnas: savings with outsourced contracts termination	- 70
Chesf: consultancies (highlighting: tax and attorneys)	+ 10
Eletronorte: road conservation	+ 11

Others	+ 187
Furnas: actuarial losses(120) and bank guarantee (27)	+ 147
Eletronuclear: Investment in discontinued projects	+ 30
Donations and contributions	+ 25

Non-recurring items 2020	+ 737
Light Agreement	+ 496
Cien	+ 134
Losses on fixed assets in progress	+ 83
PDC (Consensual Dismissal Plan)	+ 13
Others	+ 11

Operating **Provisions** 4Q20 (R$ million)

Eletrobras

Negative values represent the constitution of provision	4Q19	4Q20	Var. %
Contingencies	-392	-876	123%
Provision/Reversal for losses on investments	286	-568	-298%
Compulsory Loan	-326	-2,251	590%
PECLD (doubtful credit provision)– Financing and loans	-552	140	-125%
PECLD (doubtful credit provision)– Consumers and resellers	-86	-252	194%
Aneel Provision – CCC	1,729	-45	-103%
Onerous Contracts	-164	83	-151%
Candiota 3 Plant – Inflexibility	0	122	-
Candiota 3 Plant – Coal	0	-76	-
Impairment of long-term assets	122	-505	-515%
Provision for outsourced indemnity compensation	354	0	-100%
Expiry of the concession	362	0	-100%
Others	-219	-19	-91%
Total	**1,115**	**-4,247**	**-481%**

Contingencies	
Furnas: constitution for civil contingency	-234
Furnas: regulatory contingency due to alteration in the risk classification of Aneel processes	-127
Compulsory Loan	
Jud. Process RJ: enforcement of claims not provided in the initial petition	-1,630
Jud. Process DF: repetitive unfavorable decision reports	-340
PECLD – Financing and loans	
Reversal in accounts receivable from Amazonas Energia (financial debt)	+217
Reversal in Furnas due to the loss of CIEN lawsuit in the amount of 134	+93
PECLD – Consumers and Resellers	
Amazonas Energia's energy debt with Amazonas GT	-95
Candiota 3 Plant (CGT Eletrosul)	
Reversal of provision due to return of the plant into operation. +122	
***Impairment* of long-term assets**	
TPP Santa Cruz: reversal	+227
TPP Camaçari: reversal	+208
Candiota 3 – Phase C: constitution	-611
Eletronorte: Losses on fixed assets in progress	-84
HPP Samuel	-52

Ebitda 4Q20 (R$ million)



– 109%
– 3,538
+ 46%
+ 1,451
3,239
– 115
3,124
+ 1,396
+ 403
– 225
+ 0.3
123
4,575
– 4,874
-299
18%
132%
10%
0%
82%
IFRS EBITDA 4Q19
Non-Recurring Items
Recurring EBITDA 4Q19
Recurring Net Operating Revenue
Recurring shareholding
Recurring operating costs
Recurring PMSO
Recurring Operating Provisions
Recurring EBTIDA 4Q20
Non-Recurring Items
IFRS EBITDA 4Q20

Non-recurring items 4Q19	– 115
Contingências	– 718
Aneel CCC	+ 1,729
PCLD CPC 48	– 707
Furnas: outsourced provisioning	+ 354
Others	+ 544

Recurring shareholdings	+ 403
Affiliates, with emphasis on CTEEP (RTP)	+ 635
Norte Energia: excontracting exhibitionand lower PLD price	– 165

Recurring operating provisions	- 89
Recurring PCLD	– 315
Reversals in 4Q19	+ 204
Improvement GAG provision	-21

Non-recurring items 4Q20	– 4,874
Contingencies	– 3,128
Investment losses	– 568
Impairment	– 505
Others	– 674

Net Income 4Q20 (R$ million)



- 44%
- 1,004
+ 13%
+ 504
2,273
+ 1,622
3,895
+ 1,451
46%
+ 485
90%
- 1,433
109%
4,398
- 3,129
1,269
Net Income IFRS 4Q19
Non-Recurring Items
Recurring Profit 4Q19
Recurring EBITDA
Result. Recurring Financial and D & A
Income tax
Recurring Profit 4Q20
Non-Recurring Items
IFRS 4Q20 Net Income

Recurring Financial Result	+ 453
Exchange variation - 3% in 4Q19 and - 8% in 4Q20	+ 505
Gain on Eletronorte's derivatives	+265
Revenue reduction from financial investments	-134
Reduced revenue from monetary updates	-144

Non-recurring items 4Q20	– 3,129
Adjustments to Ebitda (slide 19)	– 4,874
Loan revenue from privatized distributors	+ 75
Monetary restatement of the Compulsory Loan, Selic contingency	– 57
Income Tax: CGT Eletrosul tax credit	+ 1,727

Destination of results

Calculation of 2020 Mandatory Dividends	R$ Thousand
Net Income of the period	**6,338,688**
(-) Legal Reserve (5% of Net Income)	(316,934)
(+) Realization of the Revaluation Reserve	2,757
(+) Prescribed Dividends	4,044
(=) Adjusted net income 2020	**6,028,555**
(-) Mandatory Dividend of 2020 (25% Adjusted Net Income)	**(1,507,139)**
(=) Balance to be destinated in 2020	**4,521,416**
(+) Accumulated Profits	182,523
(=) Total Balance to destinate	**4,703,939**

Class	R$ / Share
PNA	1.038
PNB	1.038
ON	0.943

Total Balance to Destiante after Mandatory Dividends	R$ thousand
Total Balance to be destinated	**4,703,939**
(-) Statutory Investment Reserve (50% 2020 Net Income)	(3,169,344)
(-) Statutory Reserve for Studies and Projects (1% 2020 Net Income)	(63,387)
(-) Retention of Profits (Art.196 LSA - Capital budget)	(1,471,208)
Final Balance	**0**

R$ 201.7 million referring to the resubmission of 2019 DFs for retention of article 196 Law 6,404 / 76

Financial Discipline(R$ billion)

Eletrobras

Net Debt / Ebitda

Goal

Net Debt / Ebitda over Adjusted EBITDA < 2.5



23,4
20,3
26,4
21,0
21,0
19,6
23,2
20,3
6,1
3,6
3,7
1,9
3,1
2,1
2,2
1,6
2,2
1,6
2,2
1,5
2,8
1,9
1,5
Dec/16
Dec/17
Dec/18
Dec/19
mar/20
jun/20
set/20
Dec/20
Net Debt
Net Debt / Ebitda without RBSE
Net Debt / Ebitda with RBSE



6,6
10,5
12,5
13,2
13,3
12,8
12,0
14,0
Dec/16
Dec/17
Dec/18
Dec/19
mar/20
jun/20
set/20
Dec/20
EBITDA with RBSE (LTM)

December 2020	
(+) Short-term debt (current liabilities)	11,411
(+) Long-term debt	35,591
= Gross Debt	**47,002**
(-) (Cash and cash equivalents + marketable securities)	14,326
(-) Financing Receivable	10,925
(-) Net balance of Itaipu Financial Assets	1,416
Net Debt	**20,335**

As of the December 2020 release, the consolidated financial statements will no longer recognize the assets and liabilities of RGR from third parties, given that the risk is not with Eletrobras, with the effect on the balance with third parties being canceled.

With the adoption of Circular Letter CVM / SNC / SEP 04/2020, RBSE assets started to be accounted for as a contract asset under CPC 47- Revenue from Contracts with Clients and, therefore, will not be identifiable by the DRE separately from the other revenues. As a result, the Company stopped presenting, as of December 2020, its Ebitda without RBSE, maintaining only the one with RBSE revenues.

Investment in 2020 (R$ million)

Eletrobras

Investment	Invested 4Q20	Budget 4Q20	Invested 2020	Budget 2020	%		Non realized
Corporate Generation	1,149	567	1,728	2,193	79%		465
Implantation	920	318	1,304	1,371	95%	Covid impacts + Candiota 3 stop	300
Angra 3	841	263	1.049	1.052	100%		
Santa Cruz	62	24	214	230	93%		
Casa Nova	6	-	19	41	45%		
Others	12	31	23	48	48%		
Maintenance	229	248	424	822	52%		
Corporate Broadcast	413	726	1.011	1.876	54%		864
Enlargement	89	47	230	301	76%	Covid Impacts	300
Reinforcement and improvements	162	325	415	918	45%	Delays in licenses, permits, etc.	175
Maintenance	163	355	366	657	56%	Cost optimization	38
Infrastructure and others*	148	155	269	408	66%		
Corporate Total	1,710	1,448	3,008	4,476	67%		
SPEs	23	235	113	809	14%		696
Total	1,733	1,683	3,122	5,286	59%	Jirau and Sinop: *standstill*	202
						Teles Pires: less need for capital	152
						Hermenegildos: sale completed	91

*Environmental Quality, Infrastructure, Technological Development

56% of 2020 investments were accelerated in 4Q20, highlighting the contribution of **R$ 841 million** in **Angra 3** to resume the project



Eletrobras

Turnaround

Turnaround

2016	2017	2018	2019	2020	2021 Goal
26,008 employees Extraordinary Retirement Plan (PAE)	Consensual Dismissal Plan (PDC)	PDC	2 PDCs	**12,527 employees**	**12,088** Mar/21 **11,612** Oct/21
R$ 12.8 billion PMSO	Implantation SAP and CSC	Zero Base Budget **(OBZ)**		**R$ 9.1 billion PMSO** **R$ 281 million** Savings achieved **OBZ***	
3.6 Net debt / Recurring Ebitda **R$ 27 billion Market Value** **23,605 shareholders**	Corporate restructuring			**1.5 Net debt / Ebitda Ajust** **R$ 54.9 billion Market Value** **139,838 shareholders**	
178 SPEs Submission 20F Creation of the Compliance Officer	Bylaws Reform: adapted considering the State-Owned Companies Law (13,303/2016)	Sale of SPEs and privatization of distrib. companies Ceron, Eletroacre, Cepisa and Boa Vista Energia	Privatization of distrib. companies Amazonas Energia and Ceal **R$ 3.6 billion** cash (capital increase)	**94** SPEs Restructuring **CGT Eletrosul** Bylaws Reform: Sest model	**49** SPEs Incorporation **Amazonas GT**

This presentation may contain estimates and projections. See disclaimer. OBZ earnings are for budgetary purposes.

Cost and Expenses Reduction on going



12,487
26,008
10.285
21,563
9.108
17,233
9.850
5.107
13,089
4.743
9.176
5.708
12,527
3.468
12,088
11,612
ACT 9.28%
ACT 4.08%
ACT 1.69%
ACT 3.55%
2016
2017
2018
2019
2020
mar/21
nov/21
PMSO
PMSO - Costs
PMSO – Expenses
Nº of employees

		mar/21		nov/21
Information laid off employees	Average age	62,5 years		-
	Average fixed remuneration	R$ 19,786.40		-
	Number of dismissals	370	52	476
	Dates	Realized Until 03/08	Expected until 3/31	From 11/1
	Estimated cost of terminations	R$ 111.6 million		R$ 245.6 million
	Estimated annual savings from terminations	R$ 181.9 million		R$ 292.3 million
	Dismissal format	dismissal+ health plan until 12/31/2022		Encouraged dismissal (estimates with the PDC 2019 parameters)

It does not consider annual adjustments and ACTs. Estimate based on the current payroll.Health Plan - Still part of ACT 2020/2022, in compliance with Resolution CGPAR No. 23, it was agreed that as of January 2022 there will be parity costs between companies and employees, which will result in an estimated savings of R $ 265.5 million yearly.

Cost Reduction

Eletrobras

Gratuated functions of Eletrobras companies

Quantity reduction


2,069
948
2016
2020

– 1,121
bonus functions
54%

Cost reduction (R$ million)


212.5
105.8
2016
2020

– R$ 106.7 million
annual cost with gratuities
50%

Evolution in the number of directors Eletrobras Companies, affiliates and SPEs


885
863
540
468
442
473
263
228
281
265
182
158
162
125
95
82
2016
2018
2021 Actual
2021 – Goal 49 SPEs
Board of Executive Officers
Fiscal Council
Board of Directors
Total

Rationalization of SPEs

Completed operations	Nº of SPEs	Gain
Closing	11	
Incorporation	20	R$ 133 million Ebitda
Uncrossing	2	
Sale	51	R$ 2,273 million
Auction Jan/2018	27	R$ 1,330,4 million
Competitive process Jan/2019	24	R$ 896.9 million
Total	**84**	



178
175
172
136
94
Pindaí (11)
11
Igesa
1
82
TGO
FOTE
TSLE
3
14
Baleia (6)
Famosa (3)
Baguari En.
CSE
C. Integr.
Manaus C.
Amapari
LNT
1
Chapada I (8)
Chapada II (7)
15
49
Dec/16
Dec/17
Dec/18
Dec/19
Dec/20
Incorporation
Closure
mar/21
Incorporation
Closure
Sale
Uncrossing
Dec/21
Realized
Estimated

Eletrobras Future and Relevant Themes

Eletrobras

Privatization MP 1.031/2021

- Notice published by BNDES in Mar / 2021
- Inclusion of Eletrobras companies in the PND(National Privatization Plan) in Mar/21
- Approval of the Provisional Measure by the National Congress (deadline for quick discussion: 120 days and no commissions foreseen due to the pandemic)
- Government + BNDES + Aneel + EPE + CNPE:
  Define assumptions for calculating the Economic Benefit
  (GF, price, losses, GSF, decotization period, Wacc etc.)
- Itaipu and Eletronuclear privatization and segregation model
- **Eletrobras' SGM: decotization and segregation of Itaipu and Eletronuclear: government does not vote.**
- Eletrobras will issue primary shares; the Brazilian government will not participate in this increase, therefore reducing its participation.
- **The Government may sell its shares on the secondary market in order to ensure that it holds less than 50% of the common shares.**
- Eletrobras should become a corporation without a controlling shareholder and with golden share in favor of the Government.
- The voting capacity of Eletrobras' shareholders will be limited to 10%, regardless of their shareholding position.
- Eletrobras must be able to sell its energy at prices in line with the Brazilian market (vs. under a quota regime).

NPV decotized plants
New 30-year concession

–

VPL decotized plants
- quotas regime's plants - law 12.783 / 2013
- Itumbiara and Sobradinho Hydro Plants
- Tucuruí Hydro Plants

–

Compensation for unamortized investments (concession fee)

=

Economic Benefit
Amount to be paid by Eletrobras for changing the regime of contract / new 30-year contract

	MP	Government Expectation.*
Economic Benefit	**N/A**	**R$ 62.25 billion**
– Contractual obligations	**– R$ 8.75 billion**	**– R$ 8.75 billion**
São Francisco Inv.	R$ 350 million / year in 10 Years	=
Amazônia Legal Inv.	R$ 295 million / year in 10 years	=
Furnas Water Basin Inv.	R$ 230 million / year in 10 years	=
– CCC compensation	**– up to R$ 3.5 billion receivables**	**– R$ 2.5 billion**
= Subtotal do Econ. Ben.	**To be calculated**	**R$ 51 billion**
– 50% aportes na CDE	**30 years to be paid**	**R$ 25.5 billion**
– 50% for the Government (granting bonus)	**Source of funds:** Capital increase, equity and debt	**R$ 25.5 billion**

*Assumptions (will be reviewed under the privatization process)
GSF + Loses: 10%
- Price: R$ 155 in 2022-2029; R$ 167 in 2030-2051
- Decotization period: 5 anos
- Wacc 7.2%
- Does not consider the effects of the extension of concessions by Law 14,052 / 20
- Does not consider the compensation of quota plants as a basic X executive project
- Considers FG review
- Considers GAG improvement

CEO Succession

Contracted consultancy (*headhunter*)	**Korn&Ferry** ▪ Meeting with the Board to understand the profile of the new executive ☑ ▪ Selection of executives in the market ▪ *Assessment and verification of job requirements, including professional experience and qualifications* ▪ Interviews ▪ Internal candidates from Eletrobras companies and the Federal Government may also be nominated
Governance, Risks and Compliance Officer	Candidates will be subjected to a rigorous integrity and eligibility analysis in accordance with the requirements of the **State Companies Law** and the **Eletrobras Companies Nominations Regulation**
Temporary Commission to Support the Succession Process of the President of Eletrobras	▪ Linked to the **Board of Directors** ▪ Members of the **Board of Directors** and the **Eletrobras Management, People and Eligibility Committee** ▪ Align candidate profile ▪ Monitor the selection process ▪ Monitor the selection process ▪ Evaluate selected candidates and recommend to the CA ▪ The candidate must be approved by the Casa Civil (Civil Office)
Interim CEO	The Board of Directors appointed **Ms. Elvira Cavalcanti Presta** as interim CEO

Thank you!

RI Eletrobras
ombudsman-ri@eletrobras.com

Eletrobras



Annexes

Debt and Receivables Profile

Eletrobras

R$ 47 billion
Third Party Gross Debt without RGR 2020



11.4
6.4
4.4
5.6
4.0
2.1
13.1
2021
2022
2023
2024
2025
2026
After 2026

R$ 11.5 billion
Loans and financing receivable*



4.7
1.8
1.2
0.8
0.4
0.4
2.4
2021
2022
2023
2024
2025
2026
After 2026

* Does not include: receivables from Itaipu's financial assets of R$ 1.4 billion, receivables from RGR of third parties, PCLD of R$ 755 million and current charges.

Breakdown of Debt 2020



24%
5%
71%
Real (R$)
Foreign currency
RGR
16%
0%
21%
39%
16%
8%
CDI
IPCA
TJLP
SELIC
Others
No indexing

Composition of Balances of Receivables 2020



38%
62%
Real (R$)
Foreign currency
36%
62%
1%
CDI/Selic
IPCA
IGPM
Itaipu*

Does not include charges

*Itaipu: fixed rate of 4% or 7.5% depending on the contract

Foreign Exchange Exposure

Eletrobras

Foreign Exchange Exposure on 12/31/20

Asset	US$ thousand	%
Recebíveis Empréstimos Itaipu	808,294	75%
Itaipu Financial Asset	272,505	25%
TOTAL	**1,080,801**	**100%**

Passive*	US$ mil	%
Bônus 2021 - Eletrobras	747,716	34%
Bônus 2025 - Eletrobras	632,098	29%
Bônus 2030 - Eletrobras	502,088	23%
Others	323,092	15%
TOTAL	**2,204,994**	**100%**

-1,124,19
Currency exposure

	2021	2022	2023	2024	2025	2026	After 2026	TOTAL
Asset (US$ million)	833.19	216.24	31.37	0.00	0.00	0.00	0,00	1,080.80
Liabilities (US$ million)	713.05	46.04	46.53	19.97	522.06	19.97	837.39	2,204.99
Foreign Exchange Exposure	120.14	170.20	-15.16	-19.97	-522.06	-19.97	-837.39	-1,124.19

- **Short-term receivables in dollars higher than liabilities: mitigate the impact of exchange rate devaluation on cash flow.**
- **Relevant passive foreign exchange exposure in cash flow only after 2025**
- **85% of foreign currency debt with settlement in bullets, concentrated in 3 maturities, in 2021, 2025 and 2030**

Disclaimer: Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the company's operations. In the balance of Bonuses 2030 and 2025 there is an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation carried out in February.*